Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (303)285-9299

F.H. Merelli
Chairman and Chief Executive Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

      Re: Cimarex Energy Co.
              Definitive 14A
              Filed March 30, 2007
              File No. 001-31446

Dear Mr. Merelli:

      We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 7

1. Please clarify the respective roles of the committee, independent members of the board of directors to whom the committee makes it recommendations, the consultant and CEO in establishing and making final determinations of compensation.

2. Please clarify which other elements of compensation you benchmark against. Confirm whether the same peer group is used for comparison across different elements of compensation. In this regard, you include references to what appears to be another group; namely, similarly sized companies based on market capitalization and revenue of companies in the Dow Jones U.S. Exploration & Production Index. See generally, Item 402(b)(2)(xiv) of Regulation S-K.

3. Item 402(b)(1)(v) of Regulation S-K requires discussion and analysis of the factors that you considered in determining the amount of compensation awarded to each named executive officer. Although you have identified financial and operational targets, you have omitted analysis of other factors, such as specific results achieved during the fiscal year, future potential, scope of responsibilities and experience that appear to have been a part of the Chief Executive Officer's subjective evaluation of the performance of the named executive officers. Disclose the material factors the CEO considered in determining the type and level of compensation awarded to the named executive officers. With regard to the CEO, please provide an analysis of the quantitative and qualitative considerations the committee considered in awarding the CEO's 2006 compensation during 2006.

4. Please include a more detailed analysis of how you determined the varying types and amounts of post-termination event payout amounts.

Base Pay, page 14

5. Discuss how you considered "performance and time in position" in making the final base salary pay determinations. Additionally, to provide context to your disclosure, explain the statement that base pay target is not an entitlement. Describe the circumstances, if any, that would result or have resulted in a downward adjustment of base pay. For this element of compensation, and others, please specify the factors you considered in exercising discretion to adjust the amount of compensation. Refer to instruction 2 to Item 402(b) which notes circumstances in which the discussion of events in prior years may be necessary

to give context to the disclosure provided in the current year.

Calculation of Cash Incentive Pool and Recommendations of Cash Incentive Awards for Executive Officers, page 15

6. To facilitate an understanding of the formula and targets, revise to show how the formula is applied and how it works in practice. To provide context to your disclosure, please revise to explain the parameters within which you make awards. In this respect, explain how consideration of the "internal pay guidelines" factored into the resulting award made to the CEO during fiscal 2006. Also, as noted in a prior comment, disclose the impact of any subjective or qualitative evaluations of the named executive officers.

Internal Pay Equity, page 19

7. Please provide your analysis of the purpose for the internal pay equity program and specify the ways in which this program may assist you in achieving your overall compensation objective. See Item 402(b)(1)(vi) of Regulation S-K.

8. Refer to Section II.B.1 of Commission Release 33-8732A and revise the Compensation Discussion and Analysis to identify material differences in compensation policies with respect to individual executive officers. Please expand your disclosure to discuss the discrepancies in type and amount of compensation awarded to the named executive officers. For example, clarify in the Compensation Discussion and Analysis the reasons for the gap in total compensation recorded with respect to the CEO and other currently employed executive officers.

Supplemental Savings Plan, page 22

9. Based on disclosure regarding the non-qualified deferred compensation plan that appears here and in the narrative to the summary compensation table, it appears that you should include the tabular information required by Item 402(i)(2) of Regulation S-K should be included. Please revise your disclosure accordingly.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are

F.H. Merelli
Cimarex Energy Co.
August 21, 2007
Page - 4 -

responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor